EXHIBIT 99.1

CDT Environmental Technology Announces Results of Extraordinary General Meeting

SHENZHEN, China, September 26, 2025 (GLOBE NEWSWIRE) – CDT Environmental Technology Investment Holdings Limited (Nasdaq: CDTG) (“CDT”, the “Company”, or “we”), a leading provider of waste treatment systems and services throughout China, today announced the results of an extraordinary general meeting (the “EGM”) held at Meeting Room 2, 6th Floor, Nanshan Shuixing Huayuan Premium Selection Hotel, No. 13 Keji Road, Science and Technology Park, Nanshan District, Shenzhen, China on September 23, 2025 at 9:30 AM., Beijing Time.

At the EGM, shareholders of the Company passed the following resolutions:

(i)	that the Company amend its authorised share capital with immediate effect in the manner and order set out below (collectively, the “Share Capital Changes”):

(a)	18,800,000 of the authorised ordinary shares of par value US$0.0025 each (including all of the existing issued ordinary shares) in the Company will be re-designated and reclassified as 18,800,000 class A ordinary shares of par value US$0.0025 each, where the rights of the existing ordinary shares shall be the same as such class A ordinary shares;

(b)	1,200,000 authorised but unissued ordinary shares of par value of US$0.0025 each in the Company will be cancelled and a new class of shares comprising of 1,200,000 class B ordinary shares of par value US$0.0025, which will be entitled to twenty (20) votes per share, with the rights and privileges as set out in the Amended MAA (as defined below) will be created; and

(c)	the authorised share capital of the Company be increased from US$50,000 to US$250,000 by the creation of 75,200,000 class A ordinary shares of par value US$0.0025 each and 4,800,000 class B ordinary shares of par value US$0.0025 each, such that the authorised share capital of the Company shall become US$250,000 divided into (a) 94,000,000 class A ordinary shares of par value US$0.0025 each and (b) 6,000,000 class B ordinary shares of par value US$0.0025 each.

(ii)	that it is resolved as a special resolution that, the proposed second amended and restated memorandum and articles of association of the Company, the form of which is attached to the notice of EGM as Appendix 1 (the “Amended MAA”), be adopted in its entirety and in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with effect immediately after Share Capital Changes taking effect.

Campbell Corporate Services, the independent inspector of election, has certified all voting results for the EGM. The final tabulation indicates that 5,894,505 shares were voted, representing approximately 47.83% of CDT’s outstanding shares as of the record date.

The Share Capital Changes became effective automatically following the EGM, and the Amended MAA, a copy of which is included in exhibit 3.1 to the Form 6-K dated September 26, 2025, will be filed with Cayman Island authorities on or around October 1, 2025. No actions are needed from shareholders. The class A ordinary shares will continue trading under the symbol “CDTG” and under the ordinary CUSIP Number of G2030P107.

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a leading national player in China’s waste treatment sector that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, and is dedicated to promoting sustainable development through innovative solutions. Founded by pioneers in waste treatment, CDT aims to advance next-generation technologies that directly address environmental challenges and promote sustainable solutions. CDT is a recognized brand in China and is committed to innovation and customer satisfaction.

CDT’s mission is to help its customers achieve their critical infrastructure objectives while enabling positive changes in technological environmental protection. It collaborates with industry leaders, environmental experts, and stakeholders to develop and implement advanced waste treatment solutions. Recently listed on the Nasdaq Capital Market, CDT is a prominent player in the waste treatment market, capable of providing comprehensive solutions to diverse customer needs, and has completed more than 150 plants across China.

For more information, please visit CDT’s website at https://www.cdthb.cn.

Forward-looking Statements

This press release contains forward-looking statements that are based on the beliefs and assumptions of the management of CDT and on information currently available to such management. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond CDT’s control. When the Company uses words such as “may,” “should,” “will,” “future,” “expect,” “anticipate,” “project,” “estimate,” “believe,” and “intend,” or similar expressions that do not relate solely to historical matters, it is intended to identify forward-looking statements. All statements, other than statements of historical fact, contained in this press release, including statements regarding future events, future financial performance, business strategy and plans, and objectives of CDT for future operations, are forward-looking statements. Although CDT does not make forward-looking statements unless it believes it has a reasonable basis for doing so, CDT cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of CDT and its markets to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. For these reasons, among others, investors should not place undue reliance on any forward-looking statement. CDT undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that arise after the date hereof, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

For more information, please contact:

Investor and Media Contact
United States

PCG Advisory
Kevin McGrath
Tel: +1-646-418-7002
Email: kevin@pcgadvisory.com